

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2010

Via U.S. Mail and Fax (828.387.2531)
Gerry McClinton
Chief Financial Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, FL 33442

> **RE: CHDT Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 000-28831**

Dear Mr. McClinton:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director